Mail Stop 3561

July 28, 2009

R. Scott Walker
Chief Financial Officer
HC Innovations, Inc.
10 Progress Drive
Suite 200
Shelton, CT 06484

> **Re:** **HC Innovations, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed July 20, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Filed July 20, 2009**
> **File No. 000-52197**

Dear Mr. Walker

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 15. Exhibits, Financial Statement Schedules

1. We note that the exhibits filed in response to our prior comment letter did not include signatures. In your next periodic report, please re-file the agreements in executed form. See Instruction 1 to Item 601 of Regulation S-K, particularly the last sentence of the instruction.

2. We partially re-issue comment five in our letter dated June 23, 2009. We note that schedule 9.15 is omitted from Exhibit 10.19. Please file a complete copy of Exhibit 10.19 as an exhibit to your next periodic report. Please include the signatures on the re-filed exhibit.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

You may contact Ethan Horowitz at (202) 551-3311 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director